SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934

                         The Hallwood Group Incorporated
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                                (Name of Issuer)


                     Common Stock, $0.10 par value per share
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                         (Title of Class of Securities)


                                    406364307
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                                 (CUSIP Number)

                              W. Alan Kailer, Esq.
                 Jenkens & Gilchrist, a Professional Corporation
                          1445 Ross Avenue, Suite 3200
                            Dallas, Texas 75202-2799
                                 (214) 855-4500
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                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                 April 24, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement. [_] (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

                                        Page 1 of 5 sequentially numbered pages.

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



CUSIP No. 406364307

1. Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Persons:
   Alpha Trust
   -----------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [_]     (b) [_]

3. SEC Use Only
               -----------------------------------------------------------------

4. Source of Funds (See instructions)             OO
                                     -------------------------------------------

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

6. Citizenship or Place of Organization     Island of Jersey, Channel Islands
                                        ----------------------------------------


                           7.      Sole Voting Power                 726,687
                                                            --------------------

                           8.      Shared Voting Power                     0
   Number of Units                                          --------------------
   Beneficially Owned by
   Each Reporting          9.      Sole Dispositive Power            726,687
   Person With:                                             --------------------

                          10.      Shared Dispositive Power                0
                                                            --------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person
                                     726,687
    ----------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row 11 Excludes Certain Units (See Instructions) [_]

13. Percent of Class Represented by Amount in Row 11.
                                       51%
    ----------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions):
                                       OO
    ----------------------------------------------------------------------------


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



                                  Schedule 13D


     This Amendment No. 3 to Schedule 13D amends the Schedule 13D,(the "Schedule 13D"), filed by Alpha Trust, a trust formed under the laws of the Island of Jersey, Channel Islands (the "Trust"), and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. Unless otherwise indicated, all capitalized terms used, but not defined herein, have the meanings ascribed to such terms in the Schedule 13D. "No material changes" means no material changes to the response contained in the Trust's Schedule 13D previously filed.

Item 1.   Security and Issuer.

          No material changes.

Item 2.   Identity and Background.


     (a)  Name:

          The person on whose behalf this statement is filed is the Trust, a trust formed under the laws of the Island of Jersey, Channel Islands. The trustee of the Trust is Radcliffes Trustee Company S.A. (the "Trustee"). Mr. and Mrs. Anthony J. Gumbiner and their descendants, and Trafalgar foundation, an independent charity, are discretionary beneficiaries of the Trust. Mr. Gumbiner is Chairman and director of The Hallwood Group Incorporated (the "Company").

          Mr. Jack Gerber is no longer on the Board of Directors of the Trustee. Messrs. Pierre Lardy and Stanley Joffe have joined the Board of Directors.

          Mr. Lardy is a banker and is a limited partner of Pietet Bank, Geneve Switzerland.

          Mr. Joffe is an attorney and shareholder of Cozen and O'Conner, P.C., Philadelphia, Pennsylvania.

     (b)  Business address:

          The address of the principal office of the Trust is c/o Radcliffes Trustee Company, S.A., 12 rue de l'Arquebuse, 1204 Geneva, Switzerland

  (c)-(f) No material changes.






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



Item 3.   Source and Amount of Funds or Other Consideration.

          The Trust purchased 40,000 shares of common stock (the "Shares") of the Company from a third party in a privately negotiated transaction.

Item 4.   Purpose of Transactions.

          The Trust acquired the Shares for investment. The Trust has and intends to review its investment in the Company on a continuing basis and, depending on market conditions and other factors, may acquire additional securities, dispose of all or any portion of the securities it now owns or may hereafter acquire, seek to engage in extraordinary corporate transactions, such as a merger or other reorganization involving the Company or a purchase, sale or transfer of a material amount of the assets of the Company or any of its subsidiaries (which extraordinary transaction could involve one or more of the matters described in clauses (a) through (j) of Schedule 13D) and take any other action that the Trust may deem to be appropriate in the circumstances. Whether the Trust takes any of the foregoing actions will depend upon its evaluation of pertinent factors, including without limitation, the availability of shares of common stock for purchase or acquisition at particular price levels or upon particular terms; the capital needs of the Company; the business and prospects of each of the Company and the Trust; economic, stock market, and money market conditions; other business and investment opportunities available to the Trust; regulatory requirements; other circumstances that may make it advantageous to the Trust to either increase or decrease its ownership of the Company's securities and other requirements of the Trust.

          Except as stated above, the Trust has not formulated any plans or proposals of the type referred to in clauses (a)-(j) of Item 4 of
          Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     (a) As of the date of this filing, the Trust owns 726,687 shares of common stock, representing approximately 51% of the common stock outstanding on March 23, 2001, as reported in the Company's Annual Report on Form 10-K for the year ended December 31, 2000.

     (b)  The Trust has sole voting and dispositive power over the Shares.

     (c)  None.

     (d)  Not applicable.

     (e)  Not applicable.



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


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None.

Item 7.   Materials Filed as Exhibits.

          None.

                                    SIGNATURE

                 After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: April 27, 2001                   ALPHA TRUST


                                       By:      Radcliffes Trustee Company S.A.,
                                                Trustee


                                       By:  /s/ Richard Crook
                                          --------------------------------------
                                       Name:  Richard Crook


                                       By: /s/ Katharina Hurter
                                          --------------------------------------
                                       Name:  Katharina Hurter


                                       Authorized Signatories





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